KWESST Micro Systems Inc.

155 Terence Matthews Crescent

Unit #1, Ottawa, Ontario, K2M 2A8

November 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn: Jan Woo

Patrick Faller

Melissa Kindelan

Christine Dietz

Re: Request for Acceleration - KWESST Micro Systems Inc.

Registration Statement on Form F-1

(SEC File No. 333-266897)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the United States Securities Act of 1933, as amended, KWESST Micro Systems Inc. (the "Company"), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-1 (File No. 333-266897), and permit said Registration Statement to become effective at 5:00 p.m. Eastern Time on November 17, 2022, or as soon thereafter as practicable.

The Company hereby authorizes Richard Raymer, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388 with any questions with respect to this request.

Sincerely,

KWESST MICRO SYSTEMS INC.

/s/ Steve Archambault

Steve Archambault

Chief Financial Officer

cc: Richard Raymer, Dorsey & Whitney LLP